Exhibit 99.2

BLUE MOON METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The following management discussion and analysis (“MD&A”) of Blue Moon Metals Inc. (“Blue Moon” or the “Company”) has been prepared as of May 14, 2026, and provides an analysis of the Company’s results of operations for the three months ended March 31, 2026.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with the Blue Moon unaudited consolidated interim financial statements for the three months ended March 31, 2026 and 2025, Blue Moon’s audited consolidated financial statements for the years ended December 31, 2025 and 2024, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”). Blue Moon's material accounting policies are described in note 3 of the aforementioned audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Blue Moon faces risks that are generally applicable to its industry and others that are specific to its operations. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in this MD&A. Reference is made to the discussion of forward-looking statements at the end of this #document. In addition, the Company hereby incorporates by reference into this MD&A, the disclosure contained in the Company’s Annual Information Form dated April 23, 2026 (the “AIF”): (i) under the heading “Cautionary Statement Regarding Forward-Looking Information” on page 1 of such AIF, and (ii) under the heading “Risk Factors” commencing on page 82 of such AIF and ending on page 92 of such AIF.

Description of the Business

Blue Moon is a mineral exploration and development company and in 2026 is focused on advancing its polymetallic brownfield projects in Tier 1 mining jurisdictions, in particular, the Nussir copper-gold-silver property (the “Nussir Project”) in Norway and the Blue Moon zinc-copper-gold-silver property (the “Blue Moon Project”) in California, United States of America (“USA”). In February 2026, the Company closed the previously announced acquisition of the Springer tungsten mine and processing plant in Nevada, USA (the “Springer Property”), an acquisition that was initially intended to select processing facilities for the direct shipped ore from the Blue Moon Project when the latter starts production. In 2026, as the sources of critical metals, including tungsten, became affected by restrictive trade policies and global conflicts, and the prices for these metals skyrocketed, the Company decided to explore the mining of the Springer tungsten deposit, as well as advancing the hub-and-spoke business model in western USA, building around the Springer complex. In March 2026, the Company acquired the germanium-gallium Apex mine in Utah (the “Apex Project”), USA and in April 2026, the Company expanded the Apex project by acquiring the Gage property surrounding it. In April 2026, the Company signed a letter of intent to acquire certain properties surrounding the Springer complex, a transaction which is expected to be completed in May 2026. In the meantime, the Company entered into a non-binding letter of intent in April 2026 to combine its interest in the Sulitjelma Project with a company that owns adjacent concessions, thereby consolidating the Sulitjelma district. In May 2026, following the release of the Nussir feasibility study in April 2026, the Company announced the launch of an equity financing and the final investment decision on Nussir project was made.

Blue Moon is listed on the TSX Venture Exchange (“TSXV”) under the symbol “MOON”, on the NASDAQ Capital Market (“NASDAQ”) under the symbol “BMM” and on the Frankfurt Stock Exchange under the symbol “8SX0”.

2026 Highlights

Corporate

US hub and spoke business model and other acquisitions

On February 10, 2026, the Company closed the previously announced acquisition of the Springer Property in Pershing County, Nevada from Goods LG LLC (“Goods”) for US$18,500,000, of which US$500,000 had been paid in October 2025 as an initial non-refundable deposit, as well as a 2.0% net smelter return (“NSR”) royalty.

The Springer complex is expected to be developed into a hub for processing critical minerals, with feeds coming initially from Blue Moon and the Springer tungsten deposit, the latter of which the Company is working to accelerate confirmatory drilling for updating historical resources to support a development plan. The Company is also planning to acquire and develop smaller, high grade underground critical metals mines in the western United States and with the intention to send the mineralized material to the Springer hub for processing. This dovetails with federal initiatives in the USA under section 232 of the Trade Expansion Act to promote domestic production of critical metals and decrease dependence on foreign supply chains.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

On March 13, 2026, the Company closed the acquisition of the Apex mine in Washington County in southern Utah from a subsidiary of Teck Resources Limited (“Teck”) for 7,031,959 common shares of the Company, a 0.5% NSR royalty and offtake rights on the property, a life of mine offtake on the Blue Moon mine’s zinc concentrate, and equity participation rights and top-up rights and information rights in an investor rights agreement. The Company also assumed an existing 3.0% NSR royalty obligation on the Apex claims. Apex is a historical gallium, germanium and copper underground mine with 24 patented claims located in southwestern Utah, had been a primary producer of gallium and germanium in 1980s to 1990s and is in one of the most important gallium and germanium districts. On April 1, 2026, the Company consolidated its position in this district with the acquisition of the Gage project from a subsidiary of Liberty Gold Corp for 420,935 common shares of the Company and a 2.0% NSR royalty on certain concessions. The Gage project consists of 181 unpatented mining claims located on Bureau of Land Management (“BLM”) lands and two Utah School and Institutional Trust Lands Administration (“SITLA”) leases surrounding the Apex mine, for a total area of 5,916 hectares. The Company also assumed a 4.0% NSR royalty in respect of the SITLA leases (8.0% for fissionable materials).

On April 28, 2026, the Company announced it has entered into an agreement to acquire certain claims adjacent to the Springer Property for consideration of 188,199 common shares of the Company, US$1 million in cash and a sliding scale gross revenue royalty (“GRR”). The claims included some historically identified veins including the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit.

Equity financing

On May 6, 2026, the Company closed its previously announced bought-deal financing (the “Offering”) consisting of a public offering (the “Public Offering”) and a concurrent private placement (the “Private Placement”) of common shares in the Company. Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity Corp. acted as joint bookrunners on behalf of a syndicate of underwriters, including Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC, Maxim Group LLC and Red Cloud Securities Inc. (collectively, the “Underwriters”). An aggregate of 10,625,000 common shares (the “Prospectus Shares”) at an issue price of $10.00 per Prospectus Share(including the partial exercise of the Underwriters’ over-allotment option of an additional 625,000 Prospectus Shares) were issued for gross proceeds of $106,250,000, as well as 5,000,000 common shares of the Company (the “Private Placement Shares”) were issued for gross proceeds of $50,000,000. In connection with the services of the Underwriters in the Offering, an aggregate cash commission of $7,756,260 was paid to the Underwriters.

On April 24, 2026, following Hartree’s exercise of its top-up right pursuant to the investor rights agreement with the Company, the Company issued 526,617 common shares to Hartree at $9.06 per share for gross proceeds of approximately $4.8 million. Proceeds will be used for project development and general corporate purposes.

On March 10, 2026, the Company closed a private placement financing with Leonard Nilsen & Sønner AS (“LNS”) and Hartree with the issuance of 181,127 common shares for total gross proceeds of $1,305,563. Details of the previously announced agreement with LNS and participation rights of Hartree are described elsewhere in this MD&A.

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus (the “Base Shelf Prospectus”), the Company closed a bought-deal public offering (the “October 1, 2025 Offering”) issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86.5 million. Net proceeds from the October 1, 2025 Offering are expected to be used for the development of the Blue Moon Project, further exploration at Nussir and NSG and general corporate and working capital purposes.

On September 23, 2025, the Company filed Base Shelf Prospectus in each of the provinces and territories of Canada, other than Québec, and which provides for the issuance of up to $200 million of eligible securities and has a term of twenty-five months, allowing the Company to raise funds quickly during the twenty-five month term by filing a prospectus supplement for the issuance of eligible securities.

On September 4, 2025, the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree Capital Management LP (“Oaktree”) as part of the initial equity tranche under the Hartree and Oaktree project finance package to fund early works and pre-construction activities at Nussir.

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree for no cash consideration as part of the financing arrangement.

On May 8, 2025, the Company announced the mobilization for the underground development of the exploration decline and confirmation of underground mining parameters at the Nussir Project and pursuant to the previously announced agreement with LNS, which provides comprehensive mining services to the Company during the construction and operation of the Nussir Project, LNS acquired 376,833 common shares in the Company at a share price of $3.00 per share through a non-brokered private placement for gross proceeds of $1,130,499.

On March 7, 2025, the Company closed the second tranche of financing from Hartree of 1,750,000 shares for gross proceeds of $5.25 million. The shares were subject to a statutory hold period of four months and one day from the date of issuance (see below for the Hartree investment).

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

On February 26, 2025, 9,000,028 subscription receipts issued as part of the units in the December 2024 brokered unit financing came out of escrow upon the completion of the Nussir and NSG transactions, and were converted into 9,000,035 common shares without payment of additional consideration (rounding due to the 10:1 share consolidation).

Strategic investors in the Concurrent Financing included:

Hartree Partners, LP

Hartree subscribed to $7.25 million Units, with an option to subscribe to up to $7.75 million Units, received pro-rata pre-emptive rights in respect of future equity issuances, the right to appoint a nominee to the Blue Moon board of directors (the “Board”) by the end of December 2025 and the right to participate on a technical committee. The Company entered into a long-term offtake agreement with an affiliate of Hartree for Nussir’s production of concentrate, with a right of last offer for a portion of the offtake volumes at the Blue Moon and the Sulitjelma projects, with Hartree being provided with customary securities and guarantees. In addition, Hartree and Blue Moon entered into a Memorandum of Understanding (“MOU”) for up to US$20 million of secured bridge loan. On March 7, 2025, the Company closed the second tranche of equity financing from Hartree for an amount of $5.25 million.

Wheaton Precious Metals Corp. (“Wheaton”)

Wheaton subscribed to $4.95 million Units. In addition, an affiliate of Wheaton has acquired a corporate-wide right of first refusal (“ROFR”) on any precious metals streams or royalties on Blue Moon’s properties for $50,000.

Leonard Nilsen & Sønner AS

LNS subscribed to approximately $4.2 million (equivalent of NOK 33 million) in Blue Moon Shares and committed to two further tranches of approximately $1.1 million (equivalent of NOK 8.5 million) each, with the first tranche being made at the start of the Nussir decline construction and the second being ten months after the start of decline construction. As mentioned elsewhere in this MD&A, LNS subscribed to the second tranche in March 2026.

If LNS owns 5% of the issued and outstanding common shares, they have the right to appoint a Board member by the end of December 2025. On November 13, 2025, Frode Nilsen, President of the LNS group, was appointed to the Company’s Board.

US listing

On January 26, 2026, common shares of the Company began trading on the NASDAQ under the symbol “BMM” and ceased to be quoted on the OTCQX Best Market.

Board changes and management appointments

The Company continued to evolve in its board composition, and to grow its management team to support its strategic activities and project development activities in 2026:

  On April 1, 2026, the Company appointed Reza Ehsani as Senior Vice President, Projects.
  On January 26, 2026, the Company appointed Peter Madsen as a new member of the Board.

Nussir Project feasibility study (the “Feasibility Study” or “FS”).

On April 16, 2026, the Company announced the results of an updated FS for Nussir, which was summarized in an independent National Instrument (“NI”) 43-101 Technical Report entitled “NI 43-101 Technical Report on the Nussir Project – Feasibility Study” (the “2026 Technical Report”) with an effective date of April 14, 2026. This was filed on www.sedarplus.ca on April 20, 2026.

Highlights of the Report

  Total measured and indicated resource is 28.72 Mt at 1.20% CuEq grade.
  Total proven and probable reserve estimate is 24.98 Mt at 0.99% CuEq grade.
  Life of Mine (LOM) is 13 years with mill throughput of 6,000 tonnes per day.
  Life of Mine (LOM) average annual production of 19 kt of CuEq including an average of 3,200 ounces of gold and 496,000 ounces of silver in the consensus price scenario.
  LOM total cash costs (net of by-products) of US$0.95 per pound of copper and all-in sustaining costs of US$2.05 per pound of copper resulting in an all-in sustaining cost cashflow margin of 43% utilizing consensus pricing.
  After-tax Net Present Value of US$235 million (8% discount rate) at a long term copper price of US$4.78 per pound, gold price of US$3,515 per ounce and silver price of US$45.26 per ounce. At consensus pricing, the payable metal mix breakdown is 77% copper, 6% gold and 13% silver.
  After-tax Internal Rate of Return of 19% for the 13 year mine life and consensus pricing and 31% at spot pricing.
  Initial capital expenditures of US$184 million.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

Project Economics and Key Parameters

Table 1: Project Economics and Key Parameters
Commodity Pricing	Units	Consensus(1)	Spot(2)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	13	13
LOM Cu Production	kt	185	185
LOM CuEq Production	kt	241	261
LOM Average Cu Production	ktpa	14.6	14.6
LOM Average CuEq Production	ktpa	19.0	20.6
Average Annual Free Cash Flow	US$m	$77.2	$125
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$495	$495
LOM C1 Cash Cost (net of by-product credits)	US$/lb	$0.95	$0.03
LOM ASIC (net of by-product credits)	US$/lb	$2.05	$1.14
Post-tax NPV (0%)	US$m	$708	$1,322
Post-tax NPV (8%)	US$m	$235	$559
IRR	%	19.0	31.2

(1) Consensus pricing assumes: 2028 US$5.22/lb Cu, US$4,207/oz Au, US$61.15/oz Ag; 2029 US$5.23/lb Cu, US$3,971/oz Au, US$55.07/oz Ag; LT US$4.78 Cu, US$3,515/oz Au, US$45.26/oz Ag.

(2) Spot prices are based on March 3rd, 2026: US$5.84/lb Cu, US$5,171/oz Au, US$84.61/oz Ag.

The Mineral Resources Estimate (“MRE”) remains unchanged from the technical report titled “NI 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway”, dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM (the “2025 Technical Report”). See Table 2: Mineral Resource Statement in the Nussir section. The MRE is inclusive of the Mineral Reserves shown in the section below.

Nussir drilling results

The 2026 drilling program at Nussir consists of deep navigational step-out drilling and surface infill, intended to support ongoing geological evaluation, with the deep directional drilling aiming to expand the current known deep mineralization, including 1.2 km deep high-grade intercepts to the west, while the shallow infill program in the east concentrates on the resource initially to be mined.

Highlights of the drilling results to date:

Hole ID	From	To	True Thickness	Cu Grade	Au Grade	Ag Grade	Cu Eq Grade[1]
	(m)	(m)	(m)	(%)	(g/t)	(g/t)	(%)
NUS-DD-1401-02	1,166.0	1,173.0	6.7	1.75	0.16	27.9	2.08
NUS-DD-1401-03A	1,120.7	1,123.8	3.0	0.86	0.16	27.7	1.19

Note

  Metal prices assumed were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au, which represent reasonable long-term consensus metal pricing and coefficient factors of 0.00781 for Ag and 0.740 for Au.
  The applied formula for copper equivalent was: CuEq% = Cu%_Grade + (0.00781 * Ag_Grade) + (0.74 * Au_Grade).
  Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical test work completed in 2022.
  The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost of US$26.20/t of ore.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

MIneral Properties

Nussir Project (Finnmark, Norway)

The Nussir Property is a polymetallic deposit which contains copper, silver and gold located in Finnmark County in northern Norway. It is an underground development project that benefits from existing critical infrastructure located next to the property (access, power and port).

On March 6, 2025, the Company acquired all of the shares of REAS, from Wergeland Eigedom AS (“WG”). The acquisition includes critical infrastructure adjacent to the Nussir Project, notably the Øyen Industrial Land, a deep-water port facility with ship-loading and conveyor systems, a fully permitted and operating aggregate mine and buildings suitable for housing, administration and processing. This site is permitted and zoned for mining and processing activities and includes a large process plant building capable of supporting a 6,000 tpd flotation plant, along with access to low-cost industrial power. Under the agreement, WG retains sublease rights for aggregate production and has committed to purchasing waste rock from Nussir.

On June 4, 2025, the European Union Commission designated the Nussir Project, as well as twelve other projects outside of the EU, as a Strategic Critical Raw Material Project under the provisions of the 2023 EU Critical Raw Materials Act, the first project located in Norway to receive this designation, and the only primary copper project to receive this designation. This designation may benefit the project through coordinated support by the EU Commission, better access to public and private financing through various funding programs, and political support for the advancement of the project.

LNS commenced underground construction in June 2025 with the mine access portal. The 1,600m long decline will provide access to start construction of the exploration decline and provides a platform for further underground exploration.

Following the release of the 2026 Feasibility Study and the announcement of its equity financing in May, the Board announced a final investment decision has been made for the Company to commence development of the Nussir Project to a mine.

2026 Feasibility Study

As discussed in the 2026 Highlights, on April 16, 2026, the Company announced the results of an updated FS for Nussir, which is summarized in the 2026 Technical Report filed on April 20, 2026, details of which are found on www.sedarplus.ca as well as on the Company’s website at www.bluemoonmetals.com.

The FS represents a comprehensive study of the technical and economic viability of the selected development option. The project economics and key parameters as shown in Table 1 above demonstrates the project as economically viable and can support a positive production decision by the Company.

The mineral resource estimate remains unchanged from those in the 2025 Technical Report as shown in Table 2 below.

Mineral Resources Estimate (“MRE”)

Table 2: Mineral Resource Statement January 20, 2025 (amended and restated September 12, 2025)
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Measured	2.69	1.08	0.18	12.8	1.31
Indicated	26.03	1.01	0.11	12.3	1.19
Measured & Indicated	28.72	1.02	0.12	12.3	1.20
Inferred	31.99	1.01	0.14	14.6	1.23

Notes:

1.   CIM definitions were followed for resource estimate.

2.   A minimum mining width of 2.0 m was applied in making the resource estimate constraint wireframes. These wireframes were generated using a preliminary MSO.

3.   Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.

4.   MRE constraint wireframes were generated for a cut-off grade of 0.30%Cu, related to potential underground mining.

5.   Metal prices assumed for this MRE were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au, which represent reasonable long-term consensus metal pricing.

6.   CuEq Grade=Cu Grade+0.00781*Ag Grade+0.740*Au Grade

7.   Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical testwork completed in 2022.

8.   The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost of US$26.20/t of ore.

9.   Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

10. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. CIM Definition Standards were followed for classification of Mineral Resources.

11. Mineral Resources shown are inclusive of Mineral Reserves.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

Mineral Reserves Estimate

Table 3: Mineral Reserves
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Proven	2.64	0.80	0.13	10.15	1.01
Probable	22.34	0.81	0.09	10.36	0.99
Proven & Probable	24.98	0.81	0.09	10.34	0.99

Notes:

1.   Above Reserves estimate follows CIM (2019) MRMR Best Practice Guidelines including CIM Definition Standards for classification.

2.   Mining methodology is long hole open stope with minimum mining width of 3 m and mining recovery of 95% applied.

3.   Dilution applied to stopes using ELOS method correlated with geotechnical conditions.

4.   Reserves are based on copper price of US$9,034 per tonne, gold price of US$2,487/oz and silver price of US$26.58/oz.

5.   In-Situ NSR Cut off is US$35.43/t with an incremental cut-off value of US$21.03/t.

6.   Copper recovery is 96%, gold is 84% and silver is 95%.

7.   Concentrate treatment cost is US$75 per dry metric tonne.

8.   Refining costs are US$0.075/lb for copper, US$5.00/oz for gold and US$0.45/oz for silver.

9.   Freight is US$54.50 per wet metric tonne and zero emission premium of US$2.50 per wet metric tonne.

10. Numbers presented in this table may not add to the totals provided due to rounding.

Mining and Processing

The mining method used for the FS is Long Hole Open Stoping (LHOS) with ribs and sill pillars to consistently sustain the production and mill throughput design rate. Required infrastructure to support the mine operation have been included in the design, including all materials handling equipment. Trucking and mobile equipment have been optimized in the mine design along with implementation of conveyors for both crushed ore and waste.

Underground mobile crushers are utilized followed by a grinding circuit including a semi-autogenous grinding (SAG) mill and a ball mill located on surface prior to flotation. The concentrate is filtered using a plate and frame pressure filter and stored in a storage warehouse prior to shipping through the existing and operational port and ship loaders. The mine and process facility will be powered by an existing 132 kV power line. Fresh water requirements for the process plant and the mine will be provided from an existing water dam using an existing buried pipeline. A water treatment plant has been included to treat the underground mine water to a quality suitable for reuse within the processing plant, thereby reducing demand for freshwater abstraction from the water reservoir and to treat the excess mine water to a quality suitable for controlled discharge during upset conditions (e.g. processing plant shutdowns or maintenance), in accordance with applicable Norwegian and EU environmental standards.

Environmental and Permitting

The primary permits required for mining projects in Norway have been obtained. These permits include an Extraction Permit for state-owned minerals (under the Minerals Act 2009), an approved Zoning Plan revision of the municipal land use plan to include the proposed mining area (under the Planning and Building Act), a Discharge Permit (under the Pollution Control Act) and an Operating License (under the Minerals Act). The Project has also obtained certain secondary approvals, including an approved Mine Waste Management Plan for the exploration decline development and a Baseline Marine Monitoring Plan that allows for further marine baseline studies in Repparfjord. Additional secondary permits are in progress and are proceeding in the normal course.

Project Timeline

A project execution plan and target schedule as shown in Table 4 below have been developed as part of the Feasibility Study to outline the durations and key activities for achieving commercial production at the Project. The Project schedule defined the construction completion of October 2027, hot commissioning starting August 2027 and start of production December 2027.

Table 4: Project Timeline
Milestone	Target Date
EPC Contract Award	May 2026
First Concrete Pour Mill Building	July 2026
Mechanical Completion	October 2027
Start of No-Load Commissioning	March 2027
Start of System Handover to Operation	April 2027
Start of Production and Ramp-up	December 2027
Final Certification	March 2028

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

Economic Impact

The Company expects the Project to generate significant economic benefits at both the local and national levels. At peak construction, the Company expects to employ, directly or indirectly, approximately 200 personnel, and approximately 100 personnel during commercial production operations, with indirect employment estimated at two to three times these levels through supporting industries and services.

The Company is implementing strategies to maximize the number of long-term employees residing locally, which is expected to provide a sustained boost to the regional economy and support the creation of additional long-term indirect employment associated with population growth.

Based on the assumptions used in the Feasibility Study and applying current Norwegian fiscal regimes, the Project is expected to generate substantial government revenues over its life. Using long-term consensus commodity prices, life-of-mine Norwegian government royalties are estimated at approximately US$18 million, with corporate taxes of approximately US$191 million, for total government revenues of approximately US$209 million.

At spot commodity prices, life-of-mine Norwegian government royalties are estimated at approximately US$25 million, with corporate taxes increasing to approximately US$365 million, for total government revenues of approximately US$390 million over the life of the Project.

Opportunity Case

The FS reserve estimate excludes inferred material from the resource estimate. The potential conversion of this inferred material supports the opportunity case and showcases the potential of the life of mine extension to 17 years, considering the same production throughput.

Table 5: Opportunity Case(1) Economics and Key Parameters
Commodity Pricing	Units	Consensus(2)	Spot(3)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	17	17
LOM Cu Production	kt	294	294
LOM CuEq Production	kt	386	420
LOM Average Cu Production	ktpa	16	16
LOM Average CuEq Production	ktpa	20.9	22.8
Average Annual Free Cash Flow	US$m	$82.3	$137
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$741	$741
LOM C1 Cash Cost (net of by-product credits)	US$/lb	$0.75	$0.23
LOM ASIC (net of by-product credits)	US$/lb	$1.83	$0.85
Post-tax NPV (0%)	US$m	$1,332	$2,350
Post-tax NPV (8%)	US$m	$358	$784
IRR	%	19.6	31.1

(1) Opportunity case includes additional inferred resources (using 50% conversion rate) that are considered too speculative geologically to have been categorized as reserves.

(2) Consensus pricing assumes: 2028 US$5.22/lb Cu, US$4,207/oz Au, US$61.15/oz Ag, 2029 US$5.23/lb Cu, US$3,971/oz Au, US$55.07/oz Ag, LT US$4.78 Cu, US$3,515/oz Au, US$45.26/oz Ag.

(3) Spot prices are based on March 3rd, 2026: US$5.84/lb Cu, US$5,171/oz Au, US$84.61/oz Ag

Qualified Persons for FS

The Company commissioned Worley Europe Limited (“Worley”) to perform the FS and the Technical Report was prepared by the following qualified persons (“QP”):

  Chris Hughes-Narborough – Institute of Materials, Minerals and Mining (IMMM)
  Martin Prior – Fellow (FSAIMM) ECSA
  Roy Levesque – P.Eng
  Lumin Ma, Ph.D., P.Eng
  Susan Abell – Professional Scientist registered with the South African Council for Natural Scientific Professions
  Adam Wheeler – C.Eng, Eur Ing, FIMMM

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

2026 Drilling Program

The mineralization of Nussir to the west is open at depth and along strike. The 2026 drilling program consists of deep navigational drilling in the west, targeting 1.2 km deep high-grade intercepts and is intended to extend the existing known deep mineralization, as well as shallow infill drilling from surface in the east.

Navigational drilling

The deep drilling program, planned at 4,000 metres, aided by Devico’s navigational drilling techniques, is centered around the historic high-grade intercept hole NUS-DD-14-001 (9.7 metres at 1.22% CuEq). The 6 targets, each designed to bridge the 650-metre gap between this known high-grade intercept and the current MRE, follow up on the exploration target outlined in the 2023 Technical Report. Note that the potential quantity and grade of this exploration target is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Of the three daughter holes from the first mother hole, two resulted in successful intercepts whilst one hole was abandoned due to technical difficulties prior to the anticipated mineralized zone. The recently completed NUS-DD-26-07, itself yielding an intercept of 6.85 metres of mineralization from the target horizon, will act as a mother hole for the next two targets.

Infill drilling

Infill drilling from the surface is ongoing and, together with the navigational drilling, is expected to provide extensive structural data for the Nussir deposit, targeting a thinner, copper-rich horizon approximately 80 metres above the main mineralized body, which extends about 10 kilometres along strike. This was planned to include approximately 3,000 metres of surface drilling with nominal drill spacing about 75 by 75 metres.

Blue Moon Project (California, USA)

The Blue Moon Project is a volcanogenic massive sulfide (“VMS”) deposit which contains zinc, gold, silver, copper and lead. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a five-hour drive to the industrial service centre of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security.

On April 15, 2025, the Company announced that it received approval by BLM to construct a portal and exploration decline to enable underground mineral exploration activities at the Blue Moon Project. This is an important permitting milestone for the development of the Blue Moon Project, as the initial portal and decline will provide access for infill and exploration drilling, allow for examination of geology, rock mechanics, hydrogeologic characteristics, underground mining conditions, and can also be utilized as the main haulage route once the mine moves into production.

On October 10, 2024, the Company initiated a Preliminary Economic Assessment (“PEA”) on the Blue Moon Project led by Micon International Ltd (“Micon”) and Resource Development Associates, Inc (“RDA”).

In connection with the PEA, the Company announced an updated MRE for the project, which is contained in the technical report entitled “NI 43-101 Technical Report For the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California”, dated April 14, 2025 (as amended and restated on September 12, 2025) with an effective date of March 3, 2025 and with an effective date of Mineral Resource Estimate of December 24, 2024, prepared by Scott Wilson, C.P.G. SME-RM, Peter Szkilnyk, P. Eng., Alan J. San Martin, P. Eng., Richard Gowans, P.Eng., Justin Taylor, P.Eng., and Christopher Jacobs, C. Eng., MIMMM.

The MRE is available on the Company’s website and is based on 87 drill holes totaling 122,364 feet of drilling with 2,631 individual assay intervals. The estimate outlined the following resources:

Indicated Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

Inferred Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1)    Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101.

(2)    Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3D wireframe shapes that were constructed based upon geological interpretations as well as adherence to a minimum mining unit with geometry appropriate for underground mining.

(3)    The cutoff grade of 2.9% ZnEq considered parameters of:

    Metal selling prices: Au-US$2200/oz, Ag-US$27/oz, Cu-US$4.25/lb., Pb-US$0.90/lb., Zn-US$1.25/lb.
  Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%.
  Costs including mining, processing, general and administrative (G&A).

(4)    Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0) + (Ag opt * 25.46)+(Au opt * 1896.40))/23.83.

(5)    There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

(6)    Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(7)    Figures may not add up due to rounding.

(8)    Tonnages shown are short tons.

(9)    Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

In June 2025, the Company awarded to Small Mine Development, LLC (“SMD”) a contract for the construction of an exploration portal and decline. This will enable underground exploration activities at the Blue Mine Project, providing access for infill and exploration drilling, as well as for further studies and investigations related to geology, rock mechanics, hydrogeology, underground mining conditions and metallurgical test work, leading to a final investment decision on the mine.

Construction of the portal and the underground exploration decline commenced. Exploration drilling activities commenced from the underground alongside the advance of the decline, allowing the Company to accelerate the collection of geological, geotechnical and metallurgical data in parallel with ongoing decline development.

The Company is committed to supporting the economic and social development of the local and regional communities and the initial construction work is expected to generate at least 20 local employment opportunities directly with the mine and indirectly through SMD and its subcontractors.

A 16,000-metre infill drilling program was undertaken at a nominal spacing of approximately 50 metres by 50 metres. This was designed to support the potential conversion of portions of the current inferred mineral resources to the indicated category. Diamond drilling has commenced from the underground exploration decline, with approximately 8,000 metres to be completed from three underground drill stations targeting the central and upper portions of the VMS deposit. The remaining approximately 8,000 metres of drilling is planned from surface locations, targeting the deeper portions of the currently defined mineral resource. Selected drill holes will be completed with downhole geophysical surveys, including electromagnetic methods, to assist in identifying additional mineralization and generating new exploration targets, particularly to the northwest and along up-dip and down-dip extensions.

Historical drilling has returned encouraging polymetallic intercepts within the VMS system, such as drillhole CH-09 which has intersected 14.40 meters @ 4.97% Zn, 0.25% Cu, 4.5 g/t Au and 26.66 g/t Ag totaling 18.46% ZnEq from 371.20 meters and a second higher-grade interval of 10.88 metres @ 5.55% Zn, 0.32% Cu, 4.81 g/t Au and 261.3 g/t Ag totaling 27.92% ZnEq1,2 from 390.30 metres. These intercepts occur within the northwestern part of the mineralized system and demonstrate both grade continuity and local high-grade enrichment. The Company considers these zones to be priority areas for follow-up drilling, with clear potential to infill and expand mineralization to the northwest and along interpreted up-dip and down-dip extensions of the deposit.

In January 2026, Blue Moon acquired the mineral rights to the West Property, located to the west of the portal, and the rights to drill from surface. The Company expects to drill 8,000 metres from surface from the NW area to expand the high-grade resources to the NW.

The Company is currently undertaking a systematic re-logging and re-sampling program of the historic drill core, including previously unsampled mineralized intersections. The program is designed to validate the historical dataset, support an updated mineral resource estimate incorporating new assay data from this year’s drill program, and refine the geological and structural interpretation of the mineralized system.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

Sulitjelma Property (Nordland County, Norway)

On February 26, 2025, the Company acquired the Sulitjelma project, a polymetallic deposit which contains copper and zinc located in northern Norway. Sulitjelma previously hosted Norway’s largest mining operation with historical production between 1891 and 1991 of 26 million tonnes of 1.80% Cu with additional zinc, sulphur, gold and silver credits.

On April 10, 2025, the Company announced its maiden MRE for the Sulitjelma VMS deposit. This was summarized in an NI 43-101 technical report entitled “NI 43-101 Technical Report On The Mineral Resources Of The Sulitjelma Project, Norway”, dated February 20, 2025 (as amended and restated on September 12, 2025) with an effective date of May 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM.

The constrained MRE is as follows:

Region	Zone	Tonnes kt	Cu %	Zn %	CuEq %	APT* m
Rupsi/Dypet	2	4,188	1.45	0.35	1.50	5.2
	3	1,499	0.95	0.19	0.98	5.5
	5	2,188	0.82	0.37	0.88	15.7
	6	410	1.40	0.24	1.43	3.6
	7	126	0.77	0.15	0.79	2.4
	8	484	0.89	0.11	0.91	6.8
	9	163	2.01	0.25	2.05	2.5
	10	201	1.39	0.36	1.45	2.9
Subtotal		9,258	1.19	0.31	1.24
Hankabakken II	2	3,031	0.88	0.07	0.89	4.2
	3	1,471	0.86	0.05	0.86	3.1
	5	453	1.00	0.02	1.00	9.1
Subtotal		4,955	0.88	0.06	0.89
Sagmo	2	455	1.15	0.19	1.18	3.6
	3	193	1.56	0.14	1.58
	5	2
		2,853	0.98	0.16	1.00

Total		17,066	1.06	0.21	1.10	6.1

*Apparent True Thickness

Notes:

  CIM definitions were followed for MRE.
  All resources reported are categorized Inferred; there are no Measured or Indicated resources.
  A minimum mining thickness of 2.2 m was applied in making the MRE constraint wireframes.
  The MRE constraint wireframes were generated using a preliminary MSO, based on a cut-off grade of 0.60% CuEq, related to potential underground mining.
  Assumed parameters for the cut-off grade and CuEq calculations included: Prices: US$4.20/lb Cu, US$1.25/lb Zn Processing recoveries: 92% Cu, 57% Zn Payabilities: 96.5% Cu, 86% Zn
  The copper equivalent (CuEq) calculation is as follows: CuEq = Cu grade + (Zn grade x 0.16)
  For the cut-off grade calculation, the assumed total operating cost was US$50/t of ore.
  A global density value of 3 t/m3 was assumed.
  Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
  Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

Blue Moon initially focused on the Rupsi and Dypet deposits where the Company received Norwegian Government approval in Q1 2025 to extend an existing historical mine tunnel into the deposit by up to 1 km. The tunnel extension and the completion of 10,000 m of underground drilling were part of the recommendations in the technical report, with a budget of 46.2 MNOK (approximately US$4.5M), which would allow the Company to upgrade the resource from the inferred category to the indicated category, expand on the current resource, and gather geotechnical and metallurgical data.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

In July 2025, the Company received the environmental permit from the Norwegian Environmental Agency required to start its planned activities in the Rupsi tunnel and awarded a contract to Fauskebygg AS (“Fauskebygg”), a local construction company in the Fauske municipality, for the extension.

A 10,000 metre drilling program was planned focused on infill and expansion of the inferred resource. The program commenced with the extension of the existing Rupsi tunnel, with the first approximately 150 metres of development providing access to two underground drill stations.

In April 2026, the Fauskebygg extension contract was terminated as part of a broader review of ongoing project evaluation activities. The Company also entered into a non-binding letter of intent to combine its Sulitjelma Project with adjacent district assets held through VMS Explorations AS, which holds exploration permits in the Sulitjelma district.

Springer mine and mill (Nevada, USA)

In February 2026, the Company closed the previously announced acquisition of the Springer mine and mill from GOODS LG LLC for US$18.5 million and a 2.0% NSR royalty in favour of the seller. The Springer complex is located in Pershing County, Nevada and consists of approximately 3,000 hectares of mineral claims and fee lands. The historical mineral resource is located entirely on private fee lands. The historical mineral resource (1)(2)(3) on the Property is:

Historical estimate of indicated resources of 355,000 tons @ 0.537% WO3

Historical estimate of inferred resources of 1,933,600 tons @ 0.493% WO3

The mine infrastructure includes an Ammonium Paratungstate (“APT”) circuit including autoclave and related reagent systems. The mill can be readily modified to produce concentrates from critical metals from alternate sources. It also includes a vertical shaft developed down to 1,600 feet, a headframe and 3 compartment hoist and associated equipment, a process plant with approximately 1,200 tpd capacity to produce concentrates and/or APT, electrical infrastructure including main substation, transformers etc., tailings storage facilities and water rights.

Notes:

   A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and the Company is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimate, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since the date of the estimate and complete a new technical report. The Company views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.
   Resource classification was performed according to CIM guidelines for indicated and inferred resources at the time and are based on drill spacing and density; the estimate was presented at 0.20 WO3% cutoff grade based on approximate mining cost of US$40/ton, processing cost of US$13.50/ton, administration cost of US$7/ton, mill recovery of 82% and a WO3 price of US$11.50/lb. Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
   The effective date of this estimate is August 20, 2012, and is contained in the “Preliminary Economic Assessment of the Springer Tungsten Mine, Pershing County, Nevada, USA” dated December 31, 2013 and prepared by Keith McCandlish of DMT Geosciences Ltd.

The Springer Project was the site of continuous underground tungsten mining between 1918 and 1958, much of that time controlled first by the Segerstrom family, and later by the Nevada-Massachusetts Mining Company. The General Electric Company ("GE") acquired the property in the 1970's, interested in securing long term tungsten supply assets to support its lighting and industrial tools businesses. The current mine and mill were constructed by Utah International Inc. (later became BHP Minerals Group) for GE in the mid 1970's, and was subsequently commissioned and operated by GE for 8 months in 1982. The property has not been actively mined since October 1982, and the underground workings are currently flooded to a depth of approximately 375 feet. EMC Metals Corp. acquired the Springer mine and associated properties from GE in 2006. Between that purchase date and today, considerable refurbishment and renewal have been undertaken to the mill, control systems, hoist house, and an up-rating of the mill throughput from a nominal 950 tpd to a current 1,350 tpd capacity, and an estimated 1,200 tpd throughput after availabilities (89%).

Centrally located with access to diverse mineral sources and existing road and rail infrastructure, the Springer Mine and Mill is well situated to become a regional metallurgical complex. With established tailings and water management systems, the brownfield site provides significant opportunities to reduce capital and permitting timelines compared to a greenfield development.

The Springer Project is planned to be advanced through a multi-phase work program in 2026. The initial phase will focus on a detailed review of available historical information, including drill logs, core where accessible, cross-sections, assay data and the existing block model covering the Sutton I and Sutton II tungsten skarn deposits. This work will be used to refine the current geological interpretation and to guide the design of a follow-up drilling program.

Subject to the outcome of the data review, the Company plans to complete approximately 5,000 metres of resource evaluation drilling. The program is expected to include a combination of twinning, infill, and step-out drilling targeting the higher-grade scheelite skarn mineralization. Drilling will also test for base and precious metals, which have received limited attention in previous work and are largely absent from the existing dataset.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

A further phase of work is planned to assess additional mineralized horizons located to the east of the main skarn bodies. Historical work in these areas outlines multiple mineralized beds and indicates potential for resource growth, based on historic operations by General Electric when the mine was in production in the early 1980s. Available information suggests that molybdenum and tungsten grades increase at depth; however, no systematic assays have been recorded for these elements, there is limited historical data regarding associated gold and copper mineralization, and no mineral resource has been defined for molybdenum. The deposit setting also provides broader exploration potential, given the association of skarn mineralization with nearby porphyry, carbonate replacement, and epithermal systems.

The Company purchased the site in February 2026 to provide processing capacity to support the development of the Blue Moon Mine and to establish a regional processing hub. Sitting on a large land package, Blue Moon believes there is significant room to expand the mill layout and add additional buildings to process multiple ore types and improve economies of scale to unlock and maximize the value of resources that would otherwise not support stand-alone processing facilities. Located only a few miles from both Interstate 80 and the Union Pacific rail line, the Springer complex is well connected to the transportation and logistics infrastructure to integrate with other operations, including Teck’s Trail Operations.

On April 28, 2026, the Company announced it has entered into an agreement to acquire certain claims adjacent to the Springer Property for consideration of 188,199 common shares of the Company, US$1 million in cash and a sliding scale gross revenue royalty (“GRR”). The claims included some historically identified veins including the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit.

Apex Project (Utah, USA)

In March 2026, the Company closed the previously announced acquisition of the Apex property from a subsidiary of Teck. The Apex mine was a historical underground mine in Utah, which had previously been mined for copper oxide, and subsequently for germanium and gallium. This became the primary producer of gallium and germanium for the United States when Musto Explorations Ltd. brought it into production in the mid 1980’s and again with Hecla Mining Company in the 1990’s. During its peak year of operations, Apex produced 10,270 tons yielding 1,645 lb Ga, 5,634 lbs of Ge, and 224,800 lbs of Cu.

Hecla completed a feasibility study in 1989, reporting a reserve of 230,200 tons of 0.100% Ge, 0.046% Ga and 1.6% Cu. A historical reserve estimate1 by Ken Krahulec in 2018 estimated 1 MT @ 0.087% Ge, 0.033% Ga, 1.8% Cu and 41 g/t Ag. The Ge and Ga are 10-100x higher grade than most Ge and Ga deposits. Beyond the historical reserves, Hecla also identified several additional breccia bodies as prospective exploration targets, including the Paymaster, Cavern, and 500 North pipes, along with further oxide zones in the immediate mine area.

Notes:

1.  A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimates, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since and complete a new technical report. Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

Subject to renewed permits and with the intent to reopen the mine, the Company plans to fast track efforts to advance the technical studies, metallurgical testing, process flowsheets, permitting and community engagement to support a final investment decision. In parallel, Blue Moon is evaluating options for a new processing line at the Company’s Springer complex to process the Apex material and provide an integrated United States Ge and Ga value chain.

In April 2026, the Company consolidated the land around the Apex property by acquiring the Gage project located in Washington county, Utah, from a subsidiary of Liberty Gold Corp. The Gage project consisted of 181 unpatented mining claims located on Bureau of Land Management lands and two SITLA leases, for a total area of about 6,000 hectares. The district is considered highly prospective for modern exploration and discovery, including alteration mapping, regional geophysical surveys and drill-testing at depth. No modern exploration has been conducted on the other mapped breccia pipes (10 mapped) or regional prospects (9 mapped), in addition to numerous other areas not yet discovered. Previous drilling (1980, Musto) was focused on only a 600-foot vertical section of a single breccia pipe, and it is estimated that up to 10 pipes may be present, with many more regionally.

QUALIFIED PERSON

The technical and scientific information contained in this MD&A for the Company’s properties has been reviewed and approved by Reza Ehzani P.Eng., Senior Vice President, Projects of the Company, and a non-Independent Qualified Person, as defined by NI 43-101.

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

General Exploration Expenses

The Company’s exploration expenses for the periods presented were as follows:

	For the three months ended March 31, 2026
	Nussir $	NSG $	Blue Moon $	Springer $	Total $
Claims costs	3,995	6,890	-	-	10,885
Camp operations	2,356,448	163,330	1,197,892	68,475	3,786,145
Development and site preparation	8,622,148	458,146	8,589,102	80,808	17,750,204
Engineering studies	2,866,307	39,973	526,471	68,332	3,501,083
Prospecting and geology	1,527,260	-	1,503,323	142,432	3,173,015
Permitting	-	-	140,052	-	140,052
TOTAL	15,376,158	668,339	11,956,840	360,047	28,361,384

	For the three months ended March 31, 2025
	Nussir $	NSG $	Blue Moon $	Total $
Claims costs	1,200	2,190	6,459	9,849
Camp operations	192,989	23,623	17,845	234,457
Engineering studies	127,869	36,342	217,940	382,151
Prospecting and geology	-	-	16,189	16,189
Permitting	-	-	102,431	102,431
TOTAL	322,058	62,155	360,864	745,077

Blue Moon Metals Inc. Management’s Discussion and Analysis For the three months ended March 31, 2026

Results of Operations

	Three months ended March 31,
	2026	2025
	$	$
Employee benefits	1,025,585	277,523
Share-based payments	1,196,452	264,437
Professional and consulting fees	1,916,877	155,651
General exploration expenses	28,361,384	745,077
Filing and regulatory fees	304,771	52,749
General administrative costs	323,828	41,232
Shareholder communication and travel	292,477	105,944
Depreciation	494,826	379
Foreign exchange loss / (gain)	361,898	(8,226)
Interest and accretion expense	545,353	38
Accretion expense	327,875	-
Interest income	(371,267)	(146,445)
Other income	(242,535)	(14,219)
Fair value gain	(405,250)	-
NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders	33,242,820	1,423,059
Non-controlling interests	889,454	51,081
Net loss	34,132,274	1,474,140

Results of operations for the three months ended March 31, 2026

Blue Moon incurred a net loss of $33,242,820 ($0.41 per common share) for the three months ended March 31, 2026, compared to a loss of $1,423,059 ($0.06 per common share) over the same period in 2025. These factors contributed to the key differences in the comparative figures, as follows:

Employee benefits and share based compensation increased by $748,062 and $932,015 respectively, during the three months ended March 31, 2026, compared to the same period in 2025. The increase reflects the hiring of corporate personnel required to advance financing, permitting and development planning. In the prior year, the Company had just acquired its Norwegian assets half-way through the first quarter of 2025 and had not started to ramp up activities at all its assets.

Professional fees increased by $1,761,226 during the three months ended March 31, 2026, compared to the same period in 2025. The increase reflects higher legal and advisory costs related to corporate financing activities, due diligence costs and other general support, the Springer and Apex acquisitions and increased regulatory and permitting activity associated with all its projects. In the prior year, professional fees were lower as the Company had just acquired the Norwegian assets during the quarter, and had not yet explored avenues of project finance and other acquisitions.

Exploration expenditures increased by $27,616,307 during the three months ended March 31, 2026, compared to the same period in 2025. This increase primarily reflects the technical and development work undertaken to advance the Company’s key assets as well as tunnelling and drilling activities in both Nussir and Blue Moon, as the Company completed its feasibility study work on Nussir which was filed in April 2026, in preparation for a final decision to enter into development for Nussir, which was made by the Board in April 2026.

Filing and regulatory fees increased by $252,022 during the three months ended March 31, 2026, as compared to the same period in 2025. This was attributable to increased TSXV fees as the market capitalization grew, as well as the NADSAQ listing, completed in January 2026. Shareholder communication and travel increased by $186,533 during the three months ended March 31, 2026, compared to the same period in 2025, reflecting higher corporate and marketing activities during the period.

Depreciation increased by $494,447 during the three months ended March 31, 2026, primarily reflecting the amortization of the fair value adjustment recognized in the purchase price allocation related to property, plant and equipment included in the REAS acquisition, as well as depreciation related to several lease arrangements and fixed assets at the Nussir and Blue Moon Projects.

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

Interest income increased by $224,822 during the three months ended March 31, 2026, compared to the same period in 2025. The increase is mainly due to the Company’s higher cash balance resulting from the equity financings completed in 2025, while interest and accretion expense increased by $873,228 for the same period, a result of drawing down the first tranche from the Bridge Loan.

Other income increased by $228,316 during the three months ended March 31, 2026, compared to the same period in 2025, mainly due income from the sale of aggregates and rental of land within the Nussir industrial area.

A fair value gain of $405,250 was recorded during the three months ended March 31, 2026, reflecting the revaluation of the Company’s investment in Honey Badger Silver Inc., received as consideration in 2024 for the sale of the Yava property.

Liquidity and Capital Resources

For the three months ended March 31,	2026	2025
	$	$
Cash provided by (used in)
Operating activities	(27,108,903)	(212,955)
Investing activities	(25,130,705)	(14,103,406)
Financing activities	765,635	4,984,453
Effects of foreign exchange on cash balances	(887,715)	(25,330)
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(52,361,688)	(9,357,238)
Cash, cash equivalents and restricted cash – beginning	92,811,289	30,008,106
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – ENDING	40,449,601	20,650,868

Blue Moon had $40,449,601 in cash, cash equivalents and restricted cash as of March 31, 2026 (2025:  $20,650,868). As of March 31, 2026, the Company had working capital of $29,342,799 (2025: $16,923,045). A summary of the significant financings and other activities during the three months ended March 31, 2026 is provided in the audited consolidated financial statements for the three months ended March 31, 2026 and 2025.

Operating activities

The main components of cash flows used for operating activities are discussed in the Results of Operations section, above.

Investing activities

During the three months ended March 31, 2026, the Company used net cash of $25.1 million in investing activities. The primary components relate to the Springer acquisition as well as addition to property, plant and equipment completed in the period.

Financing activities

During the three months ended March 31, 2026, the Company generated net cash of $0.8 million from financing activities.

Net proceeds from the issuance of shares totalled $1.3 million. This included a follow-on equity investment by LNS of $1.2 million in March 2026 as well as top-up by Hartree of $0.1 million. During the three months ended March 31, 2026, the Company paid $0.5 million in interest on the bridge loan.

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

Equity placements

As of March 31, 2026, the Company had completed four private placements within the prior 12-month period, raising gross proceeds of $95.9 million and net proceeds of approximately $89.7 million. The table below summarizes for each financing, the net proceeds raised, the intended use of net proceeds, the actual use of net proceeds up to March 31, 2026 and the remaining amount to be spent:

Offering	Net Proceeds	Expected Use of Proceeds	Actual Use of Proceeds	Remaining / Reconciliation
May 8, 2025 (Private Placement of 376,833 Common Shares)	$1.1M	Exploration activities	$1.1M	Nil
September 4, 2025 (Private Placement of 2,092,173 Common Shares)	$6.9M	General corporate and exploration activities	$6.9M	Nil
October 1, 2025 (Bought deal public offering of 26,220,000 Common Shares)	$80.5M	General corporate, exploration and the advancement of the Company’s mineral properties	$50.5M	$30.0M
March 13, 2026 (Private Placement of 181,127 Common Shares)	$1.3M	General corporate and exploration activities	$1.3M	$1.3M

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

LIQUIDITY OUTLOOK

In 2025, the Company strengthened its liquidity position by raising over $125.5 million in gross proceeds from equity financings, including follow-on equity investments from Hartree and LNS and the proceeds from the Company’s October bought-deal public offering, enabling the Company to ramp up activities at Blue Moon, Nussir and Sulitjelma properties and progress towards a construction decision on Nussir. These funds have supported project advancement activities including early engineering, underground development and project evaluation work. In the three months ended March 31, 2026, about $1.3 million were raised in follow-on equity investments from LNS and Hartree. This was followed by the Offering of $162.5 million in gross proceeds from the Prospectus Offering and the concurrent Private Offering in May 2026.

In addition to the equity financings, as part of the December 2024 financing, Hartree subscribed to $7.25 million shares in the Company and entered into an MOU with the Company to provide funding for the Nussir Project ahead of project financing. The financing package included a bridge loan and an offtake agreement and provided for pro-rata pre-emptive rights in respect of future equity financings.

Following the evaluation of project financing proposals from a number of financial institutions and operating companies, the Company entered into a project finance arrangement with Hartree and Oaktree as financing partners and in August 2025 executed a project finance package of up to US$140 million consisting of:

  US$25 million Bridge Loan (first draw of US$12.5 million completed in September 2025),
  Up to US$20 million in equity (first placement of US$5 million completed in September 2025), and
  Project financing comprising a US$50 million senior secured term loan and a US$70 million redeemable precious metals stream.

The Bridge Loan and initial equity placement provided near-term capital to support key early works and pre-construction activities including detailed engineering, procurement of long-lead items, underground development and operational readiness. For the project financing package, the availability of the remaining funding is conditional on a final investment decision for the Nussir Project and remains subject to customary approvals, due diligence and other closing conditions.

The Bridge Loan is fully secured and guaranteed by the Blue Moon group. Blue Moon Metals Inc. provides a parent guarantee alongside guarantees from Keystone Mines Inc., Blue Moon Norway AS and Repparfjord Eiendom AS. The facility has first-ranking security over the Nussir Project and related assets, security over the Blue Moon Project including a pledge of Keystone shares and associated security interests.

The Bridge Loan, which the Company had drawn on the first tranche of US$12.5 million in September 2025, matures on June 30, 2027, with repayment expected to occur upon the first draw under the senior secured term loan or redeemable precious metals stream.

To date, the Company’s primary source of funding remains the issuance of common shares. As Blue Moon’s common shares are publicly traded, their market price is subject to factors beyond management’s control, including fluctuations in commodity prices, foreign exchange rates and broader market conditions. To increase liquidity exposure to more shareholders, the Corporation cross-listed on the NASDAQ as from January 26, 2026. If capital is required during a period of share price weakness, the Company may face significant dilution to secure necessary funding or may be unable to raise sufficient capital to meet its obligations.

In addition to equity financing, the Company may also pursue strategic alternatives such as royalty sales on its mineral properties, debt financing, stream financings or divestiture of its investment of marketable securities to help fund the Company’s capital needs while minimizing equity dilution.

Loss and comprehensive loss

During the three months ended March 31, 2026, the increase in loss and comprehensive loss, compared to previous quarters, is primarily attributable to higher exploration and project advancement costs.

In comparison, exploration expenditures for the three months ended March 31, 2025 were much lower than the current year mainly because the Company closed its acquisitions of Nussir and NSG in February 2026 and have yet begun to ramp up its expenditures on the two projects.

Cash and cash equivalents

Blue Moon raises funds, as required, in order to explore and develop its mineral properties and to conduct corporate activities.  As a result, cash and cash equivalents are typically expected to decrease in periods where there is no financing transaction. The timing and amount of expenditures and financing transactions have caused the Company’s cash and cash equivalents balance to fluctuate from year to year.

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

During the year ended December 31, 2025, the Company raised over $120 million in equity financing and in the first three months of 2026, added another $1.3 million to its treasury. In May 2026, it closed a $156.2 million Offering, including a bought deal Prospectus Offering and a bought deal Private Placement Offering.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

As at and for the quarter ended	31-Mar-26	31-Dec-25	30-Sept-25	30-Jun-25
Loss and comprehensive loss	$26,884,152	$12,969,224	$10,765,634	$6,333,739
Loss per share attributable to Blue Moon shareholders – basic and diluted	0.72	0.36	0.18	0.12
Cash and cash equivalents	40,449,601	92,811,289	28,068,467	13,815,796
Total assets	292,890,306	254,098,193	183,275,390	162,991,490

As at and for the quarter ended	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24
Loss and comprehensive loss	$1,328,403	$256,300	$71,732	$105,708
Loss per share attributable to Blue Moon shareholders – basic and diluted	0.06	0.06	0.02	0.04
Cash and cash equivalents	20,495,161	3,001,720	945,885	146,617
Total assets	165,979,266	32,372,944	1,666,323	866,308

Historically, the Company’s primary source of funding has been through the issuance of common shares, with activity levels closely tied to the strength of the capital markets. When capital markets are depressed, the Company’s activity level normally declines accordingly, stronger markets allow the Company to secure equity financing on favourable terms, enabling expansion of its exploration and development programs. In addition to equity financing, the Company may also explore alternative funding strategies, such as royalty agreements, stream financing or divesting its investment in marketable securities, to support its growth objectives.

During the three months ended March 31, 2026 the Company closed the acquisition of Springer and Apex. US$18 million in cash was made to the seller of Springer to complete the acquisition.

During the three months ended December 31, 2025 the Company received gross proceeds of $86.5 million from its bought-deal public offering which included a $0.7 million follow-on equity investment by LNS. These funds are intended to support the continued advancement and development of the Blue Moon Project, ongoing exploration activities at Nussir and NSG and to provide working capital and general corporate funding.

During the three months ended September 30, 2025, the Company completed the first draw under the Bridge Loan and a concurrent equity investment. The Company drew US$12.5 million under the Bridge Loan on September 4, 2025 and received gross proceeds of US$5 million from a private placement with Oaktree under its previously announced commitment of up to US$20 million. These funds have been structured to provide working capital for the Nussir and Blue Moon Projects and fund activities ahead of the Project Finance Package closing.

During the three months ended June 30, 2025, the Company received gross proceeds of $1.13 million from a follow-on equity investment by LNS. Operationally, the Company advanced development activities at the Nussir Project, including portal and underground development work, as well as site earthworks.

During the three months ended March 31, 2025, the Company achieved several key milestones as it progressed from exploration toward project development. Notably, the Company completed the acquisitions of the Nussir and Sulitjelma projects in Norway, including the purchase of REAS which holds the surface lease and infrastructure critical to the development of the Nussir Project. At the Blue Moon Project, the Company completed a PEA and filed an updated MRE. A maiden NI 43-101 technical report was filed for the Nussir Project and a maiden MRE was finalized for the Sulitjelma project.

During the three months ended December 31, 2024, the Company advanced a PEA and updated resource estimate at Blue Moon, completed a financing to support the Nussir and Sulitjelma acquisitions, and shifted toward a development-focused strategy. The Yava project was also divested and the Company recorded a gain of $340,000 in its disposition.

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

During the three months ended September 30, 2024, the Company completed a private placement for gross proceeds of $924,000. In prior periods, activities primarily involved baseline work in the Blue Moon Project to comply with permit and regulatory requirements.

Related Party Transaction

Management compensation

The Company’s related parties include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was as follows:

For the three months ended March 31,	2026	2025
	$	$
Wages and salaries	831,183	325,821
Consulting fees	540,541	-
Share-based payments	1,058,700	245,391
MANAGEMENT COMPENSATION	2,430,424	571,212

As at March 31, 2026, no amounts are due to related parties (March 31, 2025 - $nil) of the Company.

Outstanding Share Data

The table below summarizes the Company’s common shares and securities convertible into common shares as at the date of this MD&A.

As at May 14, 2026
Common Shares	104,656,492
Stock Options	759,667
Deferred Share Units	174,506
Restricted Share Units	439,581

Contractual obligations AND CONTINGENCIES

The Company has capital commitments as described in Note 20 “Commitments” in the Company’s Consolidated Financial Statements.

As at March 31, 2026, the Company had total contractual obligations and capital commitments of $83.8 million on an undiscounted basis, comprising of the following:

  Capital commitments of $62.5 million, primarily related to ongoing development activities at the Nussir and Blue Moon Projects
  Lease obligations of $1.1 million, primarily related to the REAS industrial land, office and vehicles leases; and
  Debt obligations of $20.2 million related to the Company’s Bridge Loan facility.

These commitments are expected to be settled in the normal course of operations and will be funded through existing cash balances, as well as future financing activities.

In addition to the contractual commitments outlined above, some of the Company’s mineral properties are subject to royalties, including NSR royalties.

Blue Moon Project

The Blue Moon Project is subject to:

  a 0.5% NSR royalty payable to Boliden AB on certain patented claims (Tracts 1-3), with total payments capped at $500,000; and
  a 3.0% NSR royalty on specific claims payable to the James W. Gann, Jr. Trust, with total payments capped at $200,000

These royalties are payable upon the commencement of production from the applicable claims.

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

Nussir & Sulitjelma Projects

The Nussir Project is subject to a net smelter return (“NSR”) royalty of 0.75% payable to Finnmarkseiendommen, the state landowner in Finnmark, Norway. This comprises a statutory royalty and an additional 0.25% regional royalty applicable to projects in Finnmark. A similar statutory 0.50% NSR royalty applies to the Sulitjelma property.

Springer Property

The Springer property is subject to a 2.0% NSR royalty payable to the vendor on production from the property.

Apex Mine

The Apex mine and related mineral properties acquired by the Company, including the Apex property claims and additional Gage licenses, are subject to certain royalty arrangements. The Apex property claims are subject to (i) a 0.5% NSR royalty granted to Teck Resources Limited as part of the acquisition and (ii) an existing 3.0% NSR royalty on certain claims. The Gage licenses are subject to (i) a 2.0% NSR royalty on mineral production on claims not subject to SITLA leases, with an option for the Company to repurchase 1.0% of such royalty for a cash payment of US$2.0 million prior to commercial production, and (ii) a 4.0% royalty in respect of mineral production from claims subject to SITLA leases, and where the minerals are fissionable, the royalty increases to 8.0%.

Contingencies

As at March 31, 2026, the Company is not aware of any material environmental liabilities associated with its mining projects, including Blue Moon and Nussir, other than as described below.

The Company has recognized a provision related to reclamation obligations associated with aggregate extraction activities undertaken by a third party at the REAS industrial site. The provision reflects the Company’s obligation in connection with these activities and is measured based on extraction actvitiy during the year. A corresponding restricted cash balance has been established in connection with these obligations.

Management is not aware of any other material environmental or contingent liabilities that could have a significant impact on the finacial position or performance of the Company.

Financial Instrument Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company has exposure to liquidity and credit risks from the use of financial instruments.  Financial instruments consist of cash, restricted cash, receivables, due to related parties, accounts payable and accrued liabilities, which approximate fair value due to the short-term nature of the instruments.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to Liquidity and Capital Resources for more information regarding the Company’s liquidity risk.

Credit risk

The Company is exposed to credit risk on its bank accounts, restricted cash and receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks. Restricted cash are deposits held by the BLM in California, and FEFO, the land management authority in Norway. Receivables consist of value-added tax receivables and other amounts due from government agencies. Accordingly, the Company considers its exposure to credit risk to be minimal.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions or equivalent instruments. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

At March 31, 2026 the Company held interest-bearing cash, cash equivalents and restricted cash of $40,610,011 (December 31, 2025: $92,963,414). A 1% increase or decrease in interest rates, with all other variables held constant, would increase or decrease the Company’s net loss by approximately $406,100 (2025: $929,634). This is based on the Company’s interest-bearing balances at the reporting date. Restricted cash balances that do not earn interest have been excluded from this analysis.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian kroner.

The foreign currency translation differences recognized in other comprehensive income primarily relate to the translation of the Company’s foreign operations, including USD and NOK functional subsidiaries. The foreign exchange presented in the Company’s net loss primarily related to the revaluation of foreign currency denominated cash and cash equivalents held during the period, as well as the translation of the US$ denominated short-term bridge loan held in a NOK functional subsidiary.

Sensitivity analysis

The Company operates through subsidiaries in the United States and Norway and is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company’s principal exposure relates to balances denominated in US dollar and Norwegian krone relative to the Canadian dollar.

The following table illustrates the estimated impact on loss and comprehensive loss before income taxes of a 10% change in the CAD exchange rate against the USD and NOK, based on the Company’s monetary financial instruments denominated in foreign currencies as at March 31, 2026.

Currency	Change	Effect on Pre-Tax Loss	Change	Effect on Pre-Tax Loss
USD	+10%	$1,941,644	-10%	$(1,941,644)
NOK	+10%	$219,063	-10%	$(219,063)
EUR	+10%	$56,541	-10%	$(56,461)

Market price risk

  Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii.        Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices across, base metals, precious metals and critical metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Blue Moon Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026

Forward-looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in the Corporation’s operations in future periods. Statements that are not historical fact are forward looking information as that term is defined in NI 51-102 of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, the certainty that the conditions precedent to drawdown of project financing is achieved, and general economic, market or business conditions and as more specifically disclosed throughout this document. Statements related to the Corporation’s plans and expectations related to production, development and expansion plans, the performance of the project, estimation of Mineral Reserves and Mineral Resources; the timing and amount of future production, the estimation of life of mine are all forward looking. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but are not limited to, statements regarding: the Corporation’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration work programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Corporation to obtain the necessary funding and permits, the ability to satisfy all conditions precedent to drawing down on project financing, the ability to integrate the acquired companies and the maintenance of the social licences necessary to operate in the areas where the projects are located.

The Corporation’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Corporation does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Corporation's expectations include, but are not limited to, uncertainties involved in fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits; anti-mining sentiments in the community and jurisdictions where the projects are located as well as objections of indigenous or other tribal communities; the possibility that the conditions precedent to the closing and drawdown of the recently announced financing will not be met; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and uncertainty as to timely availability of permits and other governmental approvals.